January 21, 2005

By Facsimile and U.S. Mail

Robert W. Forman, Esq.
Shapiro Forman Allen Miller & McPherson LLP
380 Madison Avenue
25th Floor
New York, New York 10017

	Re:	Dixon Ticonderoga Company
		Schedule TO-C filed December 17, 2004
		Schedule TO-T filed January 7, 2005
		Filed by Pencil Acquisition Corp., and F.I.L.A. S.P.A.

Dear Mr. Forman

	We have the following comments on the above-referenced filing. Please note that where our comments affect disclosure also included in your preliminary proxy statement on Schedule 14A filed January 11, 2005, you should revise that document as well. Additional comments on the preliminary proxy statement will be sent under separate cover.

Schedule TO-C

1. We note your reference to the safe harbor provisions for forward-looking statements in the December 17, 2004 press release. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001
Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future communications with respect to this tender offer.

2. We note the statement that, "The forward-looking statements made herein are only made as of the date of this press release and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances." This disclaimer is inconsistent with the requirements of General
Instruction F of Schedule TO and your obligations under Rule 14d-
6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please avoid this statement in all future communications and revise the Schedule TO to eliminate similar statements.

Schedule TO-T

Offer to Purchase
Summary Term Sheet

3. We note from page S-3 and page 4 that you will not begin a subsequent offering period, if offered, until after you have paid for the securities submitted in the initial offer period, including any extensions. Note that Rule 14d-11(d) requires you to announce the results of the tender offer no later than 9 a.m. the next business day following expiration of the offer and begin the subsequent offering period immediately. Please clarify when you intend to begin the subsequent offering period, should you choose to include one.

Certain U.S. Federal Income Tax Consequences, page 10

4. Shareholders are entitled to rely on your disclosure. As such, please revise the heading of this section and the introduction to eliminate the terms "certain" and "general summary." Also revise the bolded paragraph on this page to eliminate the disclaimer that "this information is for general information only and is not tax advice" and the similar disclaimer in the introductory paragraph. Please confirm that you have disclosed all material federal income tax consequences of the transaction or revise the document accordingly. Finally, while you may recommend that security holders consult a tax advisor regarding the particular federal tax consequences of the transaction to them based on their individual situation, you may not tell them that they "should" do so. Please revise the bolded paragraph on page 12 to eliminate this term.

Certain Information Concerning the Company, page 11

5. We note that the target company provided you with projections that are included in the document in this section. On page 11 you state, "The inclusion of the projections in this Offer to purchase should not be regarded as an indication that any of Parent, Merger Sub, the Company or their respective affiliates or representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such." While it may be acceptable to include qualifying language, it is inappropriate to disclaim responsibility for statements made in the document."
Please revise to eliminate this and similar disclaimers throughout this section, particularly in the last paragraph of this section.

6. We note that the projections "do not purport to present operations in accordance with U.S. generally accepted accounting principles." Tell us what consideration you have given to providing a reconciliation of these projections so that they are provided in accordance with GAAP.

7. We note that the projections "assume that the Company remained independent and reflect costs and expenses associated with investment banking fees, debt refinancing costs and Sarbanes-Oxley compliance costs." Revise to disclose all material assumptions underlying the projections, quantifying them to the extent practicable.

8. To your knowledge, do the projections materially differ from historical trends? If so, please disclose this difference.

9. We note that the projections provided to you by the company`s management "include" those disclosed here. Revise to disclose all projections provided to you by management.

Conditions of the Offer, page 30

10. Revise this section to disclose all conditions of the offer, such as the minimum condition, the definition of a material adverse effect, and to disclose the representations and warranties, covenants and agreements, and governmental approvals and consents to which you refer.

11. All conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer. We note the condition that you may terminate or withdraw the offer if "the Company`s shareholders who are party to a Stock Purchase Agreement with Parent and Merger Sub shall have failed to sell their stock pursuant to such Stock Purchase Agreement." As the stock purchase agreement is to be consummated at the expiration of this offer, it is unclear how you will be able to make this determination prior to the expiration of the offer. Please advise.

12. Revise to clarify the difference between the two minimum conditions to the offer.

13. We note that you have reserved the right to waive any of the conditions to the offer, other than the minimum condition "at any time and from time to time" and that "each right shall be deemed an ongoing right which may be asserted at any time and from time to time." Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals (where they exist), must be satisfied or waived before the expiration of the offer. Please revise the disclosure accordingly.

Letter of Transmittal:  Validity of Tender

14. You "reserve[] the right to waive any irregularities or defects in the tender of any certificate[s] and [your] interpretation of the terms and conditions of this letter of transmittal or any other document delivered therewith with respect to such irregularities or defects shall be in [your] sole discretion." In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open or at least five business days from the date notice of the waiver is provided to security holders. Please revise this language and the conditions section of the offer to purchase to include an objective standard for the determination of whether a condition has been satisfied.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions